Exhibit 99.1

For immediate release

Bell to acquire full ownership of data centre operator Q9 Networks

MONTRÉAL, August 8, 2016 – BCE Inc. (Bell) (TSX, NYSE: BCE) today announced that it will acquire all equity it does not already own in Q9 Networks Inc., the Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers.

Q9 was acquired in October 2012 by an investor group comprised of Bell, Ontario Teachers’ Pension Plan, Providence Equity Partners and Madison Dearborn Partners. Bell currently holds a 35.4% stake in Q9 and will acquire the remainder from its fellow investors in a transaction valued at approximately $675 million, including Q9 net debt but excluding Bell’s existing ownership interest. The transaction is expected to close before the end of 2016.

The acquisition supports Bell’s ability to compete against domestic and international providers in the growing outsourced data services sector. Bell Business Markets and Q9 managed data solutions and interconnected broadband fibre connectivity services are delivered through a network of secure, high-capacity data centres in locations across Canada.

Canada's largest communications company and the nation’s leading investor in communication infrastructure and services since 1880, Bell delivers innovative broadband wireless, TV and Internet, home phone, media and other communications services to Canadian consumers and business customers. To learn more, please visit Bell.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research, and workplace programs. To learn more, please visit Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of the equity it does not already own in Q9 Networks Inc., the expected timing of the proposed transaction, certain strategic benefits expected to result from the proposed transaction, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided

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herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

The timing and completion of the proposed transaction are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approval. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the proposed transaction will be realized.

Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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